EXHIBIT 99.1

Osisko Development Provides Projects Update

MONTREAL, Nov. 01, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. ("Osisko Development" or the "Company") (ODV: TSX.V & NYSE) is pleased to provide a corporate update on its 100% owned Tintic, Cariboo Gold and San Antonio Projects.

As of September 30, 2022, Osisko Development has produced 19,874 ounces of gold (“Au”) from its three projects.

Tintic Project (Utah, USA) Highlights:

  5,353 ounces of gold produced at an average grade of 0.91 oz/t Au (31.3 g/t Au) since the date of Osisko Development's acquisition ("Acquisition") of Tintic on May 27, 2022.
  4,022 tonnes of ore mined and 2,613 tonnes processed via vat leaching on site.
  1,342 feet (409 meters) of portal and ramp construction complete (~25% complete).
  20,000 feet (6,096 metres) of reverse circulation ("RC") drilling and 1,898 ft. (622 metres) of diamond drilling since the date of the Acquisition, and four drill rigs currently in operation.

Cariboo Project (BC, Canada) Highlights:

  7,163 ounces of gold produced at an average grade of 6.50 g/t Au from Bonanza Ledge Test Mine in 2022 from 53,352 tonnes of ore milled.
  Final documents for the Cariboo Gold Project Environmental Assessment filed and under final review by the provincial government.

San Antonio Project (Sonora, Mexico) Highlights:

  7,358 ounces of gold sold from the San Antonio heap leach pad in 2022.
  1.1 million tons at an average grade of 0.58 g/t Au have been placed on the heap leach pad.

Tintic Project (Utah, USA)

Osisko Development completed its Acquisition of the Tintic project on May 27, 2022 and has since focused on the following objectives:

  Defining an initial mineral resource estimate, in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") by the first quarter of 2023 to support near term mine planning and production.
  Increasing production following the completion of a decline ramp to improve access to Trixie by the third quarter of 2023.
  Generating new exploration targets and opportunities through historic data compilation.

The Operational Highlights are discussed below:

  5,353 oz of gold produced and sold since the Company completed its Acquisition of Tintic on May 27, 2022 at an average grade of 0.91 oz/t Au (31.3 g/t Au). Mineralized material comes from blended T4 and T2 zones encountered during underground exploration development.
  78% gold recoveries and completion of an on-site tails holding pad, currently in the process of being permitted for heap leaching.
  Four rigs in operation (two underground diamond drills and two surface RC drill rigs). Drill result assays are pending.
  20,000 feet (6,096 metres) of RC drilling and 1,898 ft. (642 m) of diamond drilling completed since the completion of the Acquisition. Assay results are pending for this drilling.
  Continuous underground mine face and back sampling of T2 and T4. This information, together with the diamond drill results, will form the basis of the initial mineral resource estimate.
  1,007 feet (307 metres) of advancement in third quarter of 2022 along the Trixie portal and decline, which is now approximately 25% complete. Once fully complete, the decline will significantly improve access to the underground workings, expand and increase underground exploration areas and activities, and is expected to be the principal access for future larger scale mining on the T2 and T4 zones. Development of this decline will continue to the lower levels of Trixie, which was historically mined to 1,350 feet (412 metres) below surface with many stopes ending in mineralization.
  3,239 feet (987 metres) of underground development on or near the 625 level of Trixie along strike of the T2 and T4 mineralized zones including exploration crosscuts driven orthogonal to the east of the T2 and T4 zones, and 465 feet (142 metres) of raises excavated. This excludes production stoping completed in the T2 mineralized zone.
  The on strike and depth limits of both the T2 high grade structure and the adjacent T4 and 75/85 zones are still yet undefined. This could potentially indicate growth potential for this part of the Trixie mine.
  Construction of a new sample prep facility in the on-site assay laboratory and improvements in process to maintain proficiency in quality assurance and quality control ("QA/QC") complete with an external lab audit.
  Ongoing historical data compilation to generate exploration targets along strike of and within historic mine areas.

The Company recently launched a 3D model of the Tintic Project on the Vrify platform. This 3D presentation guides the viewer through the Trixie Project, geologic model, and historic and current underground development. It also gives an in-depth view of our surface infrastructure, including an on-site assay laboratory, processing and vat leach plant and rock sample library. Lastly, it gives a preview of our future exploration plans and opportunities. Photos of the new ramp are also presented below.

Click Link below to view Vrify 3D Tintic Model:

TINTIC 3D MODEL

Regional Exploration Update

The well endowed Tintic District is the second most prolific historic metal producer in Utah and the East Tintic District is the least explored land package within the wider Tintic District with all 23 past producers in the East Tintic District not outcropping and concealed and preserved by horst - graben development Basin and Range tectonic event.

Regional Exploration Data integration and interpretation is defining new epithermal gold targets as well as several new polymetallic carbonate replacement and porphyry targets. Since taking on the project, Osisko Development, outside of the Trixie Mine area, has already identified two new gold targets and two porphyry targets with potential to drill over the next 24 months.

Trixie Update

The Trixie mine is one of several gold and base metal targets within the larger Tintic Project consisting of 17,000 acres of patented and mineral leases within the historic Tintic Mining District of Central Utah. The T2 and T4 structures at Trixie show multi ounce gold grades associated with high sulphidation alteration hosted within quartzites. High grade mineralized material from the T2 and T4 structures is being processed via vat leaching on site. Table 1 summarizes the key operational details that were accomplished at Trixie in the month of June as compared with Q3 2022.

Table 1: Key Operation Details for Trixie

Trixie Key Operating Details
	June 2022	Q3 2022
Ore Milled in Short tons (tonnes)	840 (762)	2,880 (2,613)
Mill Throughput in Short tons/day (tonnes/day)	28 (25.4)	31.3 (28.4)
Blended T2 & T4 Diluted Head Grade in troy oz/ton Au (grams/tonne Au)	1.2 (41.1)	0.83 (28.5)
Gold Recovery (%)	78%	78%
Gold Produced and Sold (troy oz)	1,753	3,600
Trixie Portal Development feet (metres)	-	1,007 (307)

Figure 1: Trixie Portal is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/2b99b0e6-0b6f-4b20-bff4-5396482017fe

Figure 2: Trixie Decline is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/2b99b0e6-0b6f-4b20-bff4-5396482017fe

Cariboo Gold Project (BC, Canada)

The Cariboo Gold Project is in advanced stages of permitting and economic studies, as summarized in the following highlights:

  The Feasibility Study ("FS") for the Cariboo Gold project is scheduled to be completed before the end of the 2022 calendar year. The FS is being designed to account for the current inflationary environment and will contemplate a staged, lower capital intensity project with scalable infrastructure. This approach to developing the Cariboo Project will mitigate capital intensity risk while also maximizing our margins as well as our ability to exploit what we anticipate to be multiple deposits over two trends totalling approximately 80 km of mineralization, with the ultimate goal of establishing a large mining camp.
  Signing Ceremony on October 23, 2022 with Lhtako Dene First Nation's Elders and Members in Wells and Quesnel was an important event for the life of project agreement between Lhtako Dene First Nation and Osisko Development highlighting the importance of our partnership and mutual support and benefits.
  The Revised Application for the Environmental Assessment ("EA") Process was submitted to the Environmental Assessment Office of British Columbia (the "EAO") on October 14, 2022 for the Cariboo Gold Project. The 1,700 comments received by the different reviewers were successfully addressed and ODV is expecting the official acceptance by the Ministry of Energy Mines and Low Carbon Innovation (the “Ministry”) by mid-November 2022 to proceed to the Affect Assessment & Recommendations, which is the last phase of the Environment Assessment process. This aligns with the Company's expected timeline to receive the EA Certificate in first quarter of 2023 for an operational capacity of 4750 tonnes / day.
  In parallel to the EA process, the Company initiated an official application for the permitting of the Cariboo Gold Project with the submission of the Project Description to the Ministry on September 30, 2022. The Company expects to receive final permits in fourth quarter of 2023.
  All drilling and geologic modeling work has been completed and 2022 assay results will be released upon final QA/QC controls shortly.
  All permits have been received for the bulk sample in the Lowhee deposit area, which includes 2,200 metres of underground development and the removal of 10,000 tonnes of mineralized material for further ore sorter testing. The Lowhee deposit is comprised of mineralized vein corridors within the overall Cariboo Gold Project deposits and contains 188,000 oz Au (1.6 Mt grading 3.6 g/t Au) in the indicated mineral resource category and 59 k oz of Au (520 kt grading 3.5 g/t Au) in the inferred mineral resource category and is open in all directions. See company news release dated May 24, 2022. The QR Mill which will process the mineralized material, is fully permitted.
  Outside of the Cariboo Gold Project area there are 25 high quality drill-ready targets demonstrating the years of ongoing exploration in the mineral rights held by ODV around the Cariboo Gold Project.

Figure 3: Cariboo Gold Property mineral occurrences and permitted areas for drill ready targets is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/2b99b0e6-0b6f-4b20-bff4-5396482017fe

The Cariboo Project is Osisko Development's flagship asset with measured and indicated mineral resources of 3.47 M oz of Au ( 27.1 Mt grading 4.0 g/t Au) and an inferred mineral resource of 1.62 M oz of Au (14.4 Mt at grading 3.5 g/t Au). See Company news release dated May 24, 2022. The total land package of 155,000 hectares and approximately 80 kilometers strike of mineral targets, providing prospective opportunities for future discoveries (Figure 3).

San Antonio Project

Highlights from the San Antonio 2022 work program are as follows:

  1,062,864 tons from stockpile placed on heap leach pad, with an average grade of 0.58 g/t Au and 0.25 g/t silver ("Ag") for an estimated total of 20,090 oz of Au and 8,818 oz of Ag. The gold grades were slightly higher than the original estimated 0.57 g/t prior to placement on the leach pad.
  10,149 oz of Au and 3,516 oz of Ag at recoveries to the end of the third quarter of 2022 of 50.5% for gold and 39.9% for silver total production from heap leach pad as of October 27, 2022.

The San Antonio Gold Project, located in the state of Sonora, Mexico, includes five known deposits and at least a dozen other gold exploration over 11,338 hectares. A recent mineral resource estimate (see news release dated June 30, 2022) includes 576,000 oz of Au and 1.37 million ounces of Ag (14.9 million tonnes grading 1.2 g/t Au and 2.9 g/t Ag) in the indicated mineral resource category and 544,000 ounces of gold and 1.76 million ounces of silver (16.6 million tonnes grading 1.0 g/t Au and 3.3 g/t Ag) in the inferred mineral resource category. The San Antonio Project gold mineralization is characterized by hydrothermal breccia that forms an approximately 3,000 metres long east-northeast trending mineralization corridor with the Luz del Cobre copper deposit at the east.

Figure 4: Crushing of stockpile at San Antonio is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/4d967517-821c-4e43-9da2-cffa1d5118f7

Figure 5: Stockpile placed on newly constructed leachpad is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/2a085821-7385-4d65-9fc9-9b4461aaf706

San Antonio Expected Impairment

The Company has assessed the carrying value of its assets as at September 30, 2022 as part of its financial results preparation and currently believes that its financial statements for the three and nine months ended September 30, 2022 will recognize an asset impairment in respect of the San Antonio Project.

The expected impairment charge is a result primarily of industry cost pressures and the current inflationary environment, which resulted in an increase in interest rates and thus the risk-free rate underpinning the applicable weighted average cost of capital used in the impairment assessment.

The expected asset impairment is a non-cash item and, for the avoidance of doubt, will have no impact on cashflows. Furthermore, the expected asset impairment is not expected to have any impact on Osisko Development's mine plans, gold reserves and resources, and streaming and royalty agreements. This assessment for impairment has been undertaken in accordance with the relevant accounting standards and related solely to the San Antonio Project.

The amount of the asset impairment to be recognized in the financial statements for the three and nine months ended September 30, 2022 has not been finalized.

Sean Roosen, Chairman and CEO of Osisko Development commented:

"Osisko Development offers a unique opportunity through three advanced brownfield projects, which have all produced gold this year. Tintic, located in Utah, is fully permitted and producing gold from small scale mining while a larger ramp is 25% complete, which we anticipate will allow for larger scale mining. Tintic offers immediate production and a host of prospective exploration opportunities to shareholders and stakeholders while the other two projects complete the permitting cycle.

The Cariboo Project, which comprises over 500,000 acres and a 50-mile mineralized trend, is currently in the permitting process and the Environmental Assessment has been filed for a 4,750 tonne per day mine capacity.

The San Antonio Project has completed stacking of 1.1 million tonnes of mineralized material on a heap leach pad with active leaching anticipated for the next 90 to 120 days. Management is currently evaluating its options for the project.

At Osisko Development, we are extremely proud of the portfolio we have built. All three projects are in strong mining jurisdictions, offer brownfield infrastructure and have camp-scale exploration potential. We continue to advance through permitting at Cariboo and anticipate to ramp-up our production and exploration activities at Tintic."

Qualified Persons

David Sabourin, P.E., Chief Operating Officer of Tintic Consolidated Metals, and a "qualified person" for purposes of NI 43-101, has reviewed and approved the technical and scientific content in this news release relating to the Tintic Project. All operational and information provided in this update is documented and stored in the company database.

François Vézina, ing., P.Eng., MBA, Senior Vice President of Technical Services for Osisko Development, and a "qualified person" for purposes of NI 43-101, has reviewed and approved the technical and scientific content in this news release relating to the San Antonio gold project.

Maggie Layman, P.Geo, Vice President of Exploration for Osisko Development, and a "qualified person" for purposes of NI 43-101, has reviewed and approved the technical and scientific content in this news release relating to Cariboo Gold Project.

Caution Regarding Current Production

The Company cautions that the decision to commence production at Trixie in the form of small scale underground mining and batch vat leaching without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

Historical Resources and Production

Historical information and statements regarding historical mineral estimates and production in relation to Trixie and Burgin Mine and its potential for a significant silver-lead-zinc-gold deposit does not comply with NI 43-101. To that end, a qualified person has not done sufficient work on behalf of Osisko Development to classify any historical estimate as current mineral resources or mineral reserves and Osisko Development is not treating the historical estimate as current mineral resources or reserves.

Cautionary Note to U.S. Investors Regarding Mineral Reserve and Mineral Resource Estimates
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.

Future-Oriented Financial Information

To the extent any guidance or forward-looking statements in this news release constitutes a financial outlook or future oriented financial information ("FOFI"), they are made as of the date of this news release and included herein to provide stakeholders with an understanding of the plans and assumptions for budgeting purposes and prospective investors are cautioned that the information may not be appropriate for other purposes. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable by management at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on any FOFI. Osisko Development's actual results, performance or achievement could differ materially from those expressed in, or implied by, these FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Osisko Development Corp.

Osisko Development Corp. (ODV: TSX.V & NYSE) is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its 100% ownership of the San Antonio gold project, located in Sonora, Mexico and the Tintic Project, located in Utah, U.S.A.

For further information, please contact Osisko Development Corp.:
Laurence Farmer
General Counsel and Strategic Development
lafarmer@osiskodev.com
Tel: 514-607-6045

Forward-looking Statements

Certain statements contained in this news release may be considered forward-looking information and/or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be considered forward-looking statements.

In this news release, forward-looking statements relate, among other things, to: the prospects, projections and success of the Corporation; future gold productions; the advancement of the decline ramp; the ability of exploration results (including drilling) to accurately predict mineralization; our timing and ability to prepare a NI 43-101 technical report in respect of an initial mineral resource estimate for Tintic by the first quarter of 2023 (if at all); the ability of such technical report to support near-term mine planning and production; increasing production following ramp completion (by the third quarter of 2023, if at all); the prospectus of new exploration targets and new opportunities, if at all, including through historic data compilation; the ability of current gold recoveries to accurately predict future gold recoveries; the prospects of T2, T4 and 75/85 zones at Tintic; the prospectus of the new sample prep facility; the ability of the Vrify platform and 3D modeling to accurately predict mineralization; our timing and ability to prepare a FS for Cariboo by the end of the 2022 calendar year (if at all); the prospects and parameters described in this news release in respect of such FS for Cariboo; our timing to receive the EA Certificate in the first quarter of 2023 (if at all); the proposed operational capacity for Caribou; the timing to receive final permits for Caribou (if at all), including in the fourth quarter of 2023; future mining activities; the potential for larger scale mining at Tintic; our ability to obtain final permitting approval for a 20,000 ton per day operation at San Antonio; the ability of Osisko Development to identify mineral resources at our properties; the ability of Osisko Development to expand mineral resources beyond current mineral resource estimates; the utility of the existing infrastructure, production processes and facilities as well as management and personnel at Trixie; the historic success of the management team to predict the future success of Osisko Development; the ability of management to understand the geology and potential of Trixie and Burgin and the Trixie district; the utility of historic data in respect of Trixie and Burgin and the Trixie district; the opportunities presented by Trixie, its mineral deposit and its ability to be mined (including any potential value, if any); estimates of mine development and construction costs; the significance of the Tintic district hosting past producing mines; any references to high-grade deposits; the unique mineralization at Trixie including the mineralization of T2; the ability to adapt to changes in gold prices; estimates of costs, estimates of planned exploration and development expenditures; the ability of Osisko Development to obtain further capital on reasonable terms; the profitability of our mining operations; Osisko Development being well-positioned as a gold development company in Canada, USA and Mexico; indicative valuations; expected investor returns; mineral inventory; and estimates of gold prices. All forward-looking statements entail various risks and uncertainties that are based on current expectations and actual results may differ materially from those contained in such information.

Although Osisko Development believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. These uncertainties and risks relate, among other things, to: the ability of exploration activities (including drill results) to accurately predict mineralization; the ability to realize upon geological modelling; the ability of Osisko Development to complete further exploration activities, including drilling; property interests in the assets of Osisko Development; the ability of the results of exploration activities; risks relating to mining activities; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in international, national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko Development cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements in this news release concerning Osisko Development, please refer to the public disclosure record of Osisko Development, including the restated annual information form of Osisko Development for the year ended December 31, 2021 as amended, and the most recent annual and interim financial statements and related management's discussion and analysis of Osisko Development, which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Osisko Development's issuer profile. The forward‐looking statements in this news release reflect management's expectations as of the date of this news release and are subject to change after such date. Osisko Development disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful prior to registration under the U.S. Securities Act of 1933 or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.